April 3, 2008
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: John L. Krug

Re:	Inverness Medical Innovations, Inc.: Registration Statement on Form S-4 (File No. 333-149259)
Ladies and Gentlemen:
Today, Inverness Medical Innovations, Inc. (the “Registrant”) is filing Pre-Effective No. 2 of the above-referenced Registration Statement. By letter dated April 1, 2008, the Registrant previously requested acceleration of the effective time of such Registration Statement so that such Registration Statement may become effective at 5:30 p.m. (Washington, DC time) today or as soon as practicable thereafter.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1572.
Very truly yours,
/s/Scott F. Duggan
Scott F. Duggan, Esq.

cc:	David Teitel Inverness Medical Innovations, Inc.